SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Voluntary Disclosure – Commercial Pricing of the Lease of Telecommunications Towers and Related Assets from China Tower Corporation Limited.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunication services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulary authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: July 11, 2016

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

VOLUNTARY DISCLOSURE – COMMERCIAL

PRICING OF THE LEASE OF TELECOMMUNICATIONS

TOWERS AND RELATED ASSETS FROM

CHINA TOWER CORPORATION LIMITED

1.	INTRODUCTION

Reference is made to the announcements dated 14 October 2015, 30 October 2015, 2 November 2015 and 29 January 2016 and the circular dated 29 October 2015 (the “Circular”) issued by China Unicom (Hong Kong) Limited (the “Company”) in connection with the disposal of certain telecommunications towers and related assets through the Company’s wholly-owned subsidiaries, China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited, to China Tower Corporation Limited (the “Tower Company”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

2.	THE LEASE AGREEMENT IN RELATION TO THE TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

The Company announces that on 8 July 2016, CUCL and the Tower Company entered into an agreement to finalise the arrangement in relation to the leasing and pricing of the telecommunications towers and related assets (including the Acquired Towers and the New Towers) (the “Lease Agreement”).

The major terms of the Lease Agreement are as follows:

(a)	Parties

(1)	CUCL, as lessee; and

(2)	the Tower Company, as lessor.

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(b)	Service Period

Pursuant to the Lease Agreement, the respective provincial companies of CUCL and the Tower Company will enter into the Provincial Service Agreements based on their actual service demand separately. The service period of each Provincial Service Agreement shall be five years. Prior to the expiry of the service period, the contracting parties or their respective subordinate companies will determine whether the supply of the various products will be renewed by executing a product confirmation note.

(c)	Leased assets

Pursuant to the Lease Agreement, the assets that CUCL may lease from the Tower Company include:

(1)	the tower products acquired by the Tower Company in accordance with the Transfer Agreement (the “Acquired Towers”);

(2)	the new tower products built by the Tower Company (the “New Towers”);

(3)	indoor distribution systems;

(4)	transmission products; and

(5)	service products.

(d)	Pricing basis and methodology for the lease of the tower products

(1)	Pricing basis

CUCL and the Tower Company have considered a number of factors in determining the price for the lease of the telecommunications towers and related assets, including the depreciation cost, maintenance cost, cost margin and co-tenancy discount.

(2)	Pricing formula

The price will be calculated based on the following formula:

Product price	= base price ×(1 - co-tenancy discount 1) + (site fee + electricity input cost) × (1 - co-tenancy discount 2)

Base price	= (standard construction cost/years of depreciation × (1 + impairment rate) + maintenance cost)×(1 + cost margin)

(3)	Pricing for New Towers and Acquired Towers

New Towers: in order to reflect the difference in the standard costs for new construction in different geographical areas, 31 provinces have been divided into four areas, each with a different adjustment rate. The maintenance cost will be determined based on the actual final bidding price. Impairment rate is fixed at 2% and the cost margin is fixed at 15%. The site fee and electricity input cost are either priced on a lump sum or on an itemised basis. In order to leverage the co-tenancy synergy, the Tower Company will grant the following co-tenancy discounts:

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Co-tenancy discount 1: a 20% discount if two companies share the use of the telecommunications towers and a 30% discount if three companies share the use of the telecommunications towers. The first user will benefit from an anchor discount policy (i.e. it will be entitled to an additional 5% discount in addition to the existing discount).

Co-tenancy discount 2: a 40% discount if two companies share the use of the telecommunications towers and a 50% discount if three companies share the use of the telecommunications towers. The first user will benefit from an anchor discount policy (i.e. it will be entitled to an additional 5% discount in addition to the existing discount).

Acquired Towers: the product catalogue and pricing formula for the Acquired Towers are basically consistent with that of the New Towers except for that no electricity input cost will be charged for the Acquired Towers. The adjustment coefficient for the standard construction cost for each province is determined by the proportion which the adjusted depreciation cost of the Acquired Towers bears to that of the New Towers in that particular province. The co-tenancy discount and the anchor discount policies for the Acquired Towers are consistent with those for the New Towers. Prior to 2018, the original sharing parties (which shared the Acquired Towers with the original property owner prior to Completion) will be charged at 30% of the prices (which include the base price and the site fee) of the tower products at the relevant site, and the original property owner will benefit from an anchor discount on the base price, and be charged at 70% of the site fee if two companies share the use of the telecommunication towers and 40% of the site fee if three companies share the use of the telecommunications tower.

(4)	Commencement date of the term of the lease for New Towers and Acquired Towers

New Towers: the date of commencement of services as set out in the batch product lease commencement confirmation and/or the product confirmation note signed by the respective provincial companies of CUCL and the Tower Company or their subordinate companies

Acquired Towers: 1 November 2015

The pricing basis and fee standard set forth above have been determined after arm’s length negotiations between CUCL and the Tower Company. Such pricing may be subject to adjustment as agreed between the parties, after taking into consideration the impact brought by, among other things, the significant fluctuation in steel price, inflation and condition of the property market or any significant change between the Tower Company’s actual and forecasted operational situations.

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3.	REASONS AND BENEFITS FOR ENTERING INTO THE LEASE AGREEMENT

The Company is of the view that, by entering into the Lease Agreement with the Tower Company, this will enable the Company to promote a quick and effective 4G network roll-out and to facilitate the development of its mobile business, while at the same time reducing the capital expenditure of the Company. By co-using the telecommunications tower assets, the Company expects it will benefit from the advantages arising from the effective operation and sharing of resources in the long term. Further, as CUCL is one of the major shareholders of the Tower Company, the Company expects to benefit from the upside potential of the Tower Company in terms of its profitability and value in the long term.

By order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 8 July 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Directors:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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